

Mail Stop 3233

June 29, 2018

<u>Via Email</u>
Brett White
Chief Executive Officer
DTZ Jersey Holdings Limited
The Le Gallais Building - 2nd Floor
54 Bath Street
St. Helier, Jersey JE1 1FW

> **Re: DTZ Jersey Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed June 20, 2018**
> **File No. 333-225742**

Dear Mr. White:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2018 letter.

<u>Unaudited Pro Forma Financial Information, page 54</u>

1. Please revise to expand your discussion to include the reasons why you believe the presentation of the pro forma financial information to be useful.

2. We have considered your response to comment two and note your inclusion of supplemental discussion in MD&A based on pro forma financial information. Given the timing of your filing and the fact that MD&A only provides analysis for the three years of financial statements required pursuant to Rule 3-02 of Regulation S-X, inclusion of pro forma financial information for 2014 does not appear appropriate. Please revise to remove pro forma financial information for 2014.

3. In addition, given your use of pro forma financial information as a supplement to MD&A, presentation and discussion of such pro forma financial information should be contained within the MD&A. For example, we note your inclusion of pro forma financial information within summary historical consolidated financial and other data starting on page 14 and presentation of unaudited pro forma financial information as a separate highlighted section on page 54 prior to your MD&A. Please revise, to present your pro forma financial information within the parameters of the MD&A where you utilize such information on a supplemental basis in your discussion of results of operation.

Unaudited Supplemental Pro Forma Combined Statement of Operations for the Year Ended December 31, 2015, page 54

4. Reference is made to footnote (f) on page 57 where you indicate that the removal of impairment charges for DTZ's trade name was directly attributable to the CW acquisition. Please further elaborate upon your basis for determining that the adjustment fits the directly attributable criteria. Your response should address whether the decision to abandon the DTZ trade name was an agreed upon contingency of the CW acquisition and any consideration by management to continue utilizing both DTZ and Cushman and Wakefield.

Management and Board of Directors, page 114

5. We note your signature page references Anand Tejani and David Kim as directors. Please revise to provide corresponding disclosure under Item 401 of Regulation S-K.

Description of Share Capital, page 146

Choice of Forum, page 151

6. We note your disclosure that the articles of association will provide that U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act. Please expand your disclosure to discuss the reasons why management adopted this provision and specify whether this provision will apply to claims arising out of this offering. Please also revise to include a risk factor discussing the potential impact of this provision on the rights of shareholders.

Part II- Information Not Required in Prospectus, page II-1

Signatures, page II-7

7. Please revise to include the signatures of your principal executive officer, principal financial officer, your principal accounting officer, and your authorized representative in the United States.

Supplemental Response to Comment 19 from Staff's Prior Letter of May 10, 2018

8. We note your response that a tax opinion is only required by Item 601(b)(8) of Regulation S-K when the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. We also note your disclosure beginning on page 169 titled "Certain U.K. Tax Considerations." Please file the tax opinion as required by Item 601(b)(8) of Regulation S-K or provide a further explanation of why you believe you are not required to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Wilson K. Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Jeffrey Karpf
        Cleary Gottlieb Steen & Hamilton LLP